SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

PHARMERICA CORPORATION

(Name of Subject Company (Issuer))

PHILADELPHIA ACQUISITION SUB, INC.

OMNICARE, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

John G. Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Telephone:  (859) 392-3300

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone:  (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$498,732,885	$57,903

*                  For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 33,248,859 shares of common stock, par value $0.01 per share (the “Shares”), of PharMerica Corporation (“PharMerica”), including the associated preferred share purchase rights, at a purchase price of $15.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes.  Such number of Shares consists of (i) 29,386,392 Shares issued and outstanding as of July 29, 2011, as reported in PharMerica’s Quarterly Report on Form 10-Q for the period ended June 30, 2011 (the “PharMerica Form 10-Q”) and (ii) 3,862,467 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options and the vesting of restricted stock units and performance share units based on the total number of stock options, restricted stock units and performance share units outstanding as of June 30, 2011, as reported in the PharMerica Form 10-Q.

**           Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, by multiplying the transaction value by 0.0001161.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$57,903	Filing Parties:	Omnicare, Inc. Philadelphia Acquisition Sub, Inc.

Form or Registration No.:	SC TO-T	Date Filed:	September 7, 2011

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 12 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 7, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Omnicare, Inc., a Delaware corporation (“Omnicare”), and Philadelphia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Omnicare (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of PharMerica Corporation, a Delaware corporation (“PharMerica”), and (2) the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of PharMerica (the “Rights”) issued pursuant to the Rights Agreement, dated as of August 25, 2011 (the “Rights Agreement”), between PharMerica and Mellon Investor Services LLC, as Rights Agent, at a price of $15.00 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 7, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).  Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.  This Amendment is being filed on behalf of Omnicare and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEM 11.

The Offer to Purchase is hereby amended as follows:

1.  The following paragraphs are hereby added at the end of Section 10 — “Background of the Offer”:

“On November 18, 2011, PharMerica sent to Omnicare a revised due diligence request list specifying the limited due diligence information that PharMerica was willing to provide to Omnicare.  As a condition to providing such information, PharMerica required that Omnicare execute an amendment to the CA-JDA providing that (i) if the information is provided to any person other than a small group of specified business persons at Omnicare, Omnicare would be required to pay PharMerica $2 million in liquidated damages, (ii) Omnicare would only be permitted to review and analyze the information until November 30, 2011 and (iii) on November 30, 2011, Omnicare would be required to provide to PharMerica an indication of interest that includes (A) a per share price range to purchase PharMerica, (B) the amount of a break-up fee to be paid by Omnicare to PharMerica in the event that, despite Omnicare’s best efforts to obtain approval of the FTC for the proposed transaction (which includes commencing litigation against the FTC in the event the FTC does not approve the transaction), such approval is not obtained, (C) a condition that Omnicare’s indication of interest would be subject to confirmatory due diligence and the parties entering into a mutually acceptable merger agreement and (D) a statement that the approval of the Board of Directors of Omnicare will not be a condition to consummating the proposed transaction and that the proposed transaction will not be subject to a financing contingency.

On November 21, 2011, Omnicare responded to PharMerica stating that Omnicare looked forward to receiving the due diligence information specified in the revised list and that, while Omnicare would agree to provide the due diligence information only to a limited group of Omnicare’s senior management, PharMerica’s other conditions for providing the due diligence information were not acceptable to Omnicare.  Omnicare stated that it would devote all necessary resources to review the information to be provided such that the proposed transaction can proceed expeditiously.  Specifically, Omnicare stated that, if Omnicare could expeditiously obtain access to the due diligence information, Omnicare could reasonably complete its due diligence review before mid-December and be in a position to discuss price and negotiate a merger agreement at that time.

Between November 28, 2011 and December 1, 2011, Messrs. Kayne and Caneris exchanged correspondence regarding the due diligence process.  Mr. Kayne reiterated Omnicare’s position set forth in its November 21, 2011 communication and stated that the parties had agreed at the October 5, 2011 meeting in Chicago and in subsequent conversations between Messrs. Figueroa and Weishar that a transaction was to be negotiated — including appropriate risk allocation and price — within the context of overall due diligence review of PharMerica.  Mr. Kayne emphasized that Omnicare has been accommodative of PharMerica’s demands with respect to the due diligence process by accepting all of PharMerica’s proposed revisions to the specific due diligence items requested by Omnicare and proposing a timeline by which Omnicare would review the due diligence information and then discuss price and negotiate a merger agreement.  Mr. Caneris did not accept Mr. Kayne’s proposed path to move the due diligence process forward.

On December 5, 2011, Mr. Weishar requested that Mr. Figueroa send him a letter reiterating Omnicare’s position with respect to the proposed due diligence and discussion process.  In response, on December 6, 2011, Mr. Figueroa sent the following letter to Mr. Weishar.  The following is the full text of the letter:

December 6, 2011

Gregory S. Weishar
Chief Executive Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

Dear Greg:

It was a pleasure speaking with you yesterday.

As stated in my email of November 21, 2011 and in the supplemental correspondence between Messrs. Kayne and Caneris, Omnicare, Inc. (“Omnicare”) is willing to engage in discussions regarding price and allocation of regulatory risk for Omnicare’s proposed acquisition of PharMerica Corporation (“PharMerica”) after Omnicare has had the opportunity to conduct a due diligence review of information regarding PharMerica’s business.  It is our understanding based on prior discussions with you that PharMerica has already created a dataroom containing such information in connection with its review of strategic alternatives.

As we have stated previously, if we are given access to the information described in the revised due diligence list sent to us by PharMerica on November 18, 2011 and other information we may reasonably request, we believe we can complete our due diligence review in a few weeks, with your and your management team’s cooperation.  At that time, we would be in a position to discuss price and negotiate the terms of the merger agreement, including the allocation of regulatory risk.

We look forward to your cooperation and working with you in connection with the proposed transaction.

Sincerely,
/s/ John Figueroa
John Figueroa
Chief Executive Officer

cc:        PharMerica Board of Directors

On December 12, 2011, Mr. Figueroa received the following letter from Mr. Weishar.  The following is the full text of the letter:

December 9, 2011

Mr. John Figueroa
Omnicare, Inc.
100 E River Center Blvd., Suite 1600
Covington, KY 41011

Dear John,

Thank you for your letter of December 6, 2011.

Last week I reviewed your letter and recent discussions with PharMerica’s Board of Directors.  The Board continues to desire PharMerica’s management to engage with Omnicare to discuss the tender offer and a potential transaction.

In an effort to maintain progress towards that end, we propose, as the next steps, to meet with OCR to discuss the following:

•                                          PharMerica will present the synergies of a potential transaction and the appropriate sharing of the value thereof

•                                          Omnicare will present an assessment of FTC risk and timing of FTC decision

•                                          Omnicare will provide its view of an appropriate reverse termination fee payable by Omnicare to PharMerica, and other risk sharing features, in the event regulatory approval of a transaction is not obtained

•                                          PharMerica will provide an update on the current state of the business

Subsequent to that meeting, we propose a second meeting to frame transaction specifics: price and other features of a definitive agreement.

Prior to this second meeting, we propose to make available to you, via an electronic data room, information described in the revised due diligence list sent to you on November 18, 2011.  In addition, we will be available to review, orally, any questions you have concerning the due diligence information contained in the November 18th list.  Please note, however, that PharMerica’s Board has not authorized management to share customer, contract specific or other sensitive information that could be used competitively by Omnicare before any material terms of a potential transaction are agreed upon.

I hope you appreciate the spirit of cooperation reflected in this letter and PharMerica’s genuine interest in engaging in further discussions and information sharing in a reasonable and responsible manner.  I look forward to Omnicare’s response.

Sincerely,

/s/ Greg

In response, on December 13, 2011, Mr. Figueroa sent the following letter to Mr. Weishar.  The following is the full text of the letter:

December 13, 2011

Via Email and Overnight Delivery

Gregory S. Weishar
Chief Executive Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

Dear Greg:

Thank you for your letter of December 9, 2011.  We are very pleased that your Board desires PharMerica’s management to engage with Omnicare.  We wish to meet with you and your advisors to address the topics you have outlined in your letter to the extent we can, and we look forward to receiving access to the electronic data room mentioned in your letter.

Please contact me at your earliest convenience to schedule the meeting and coordinate on process.

Sincerely,
/s/ John Figueroa
John Figueroa
Chief Executive Officer

On December 15, 2011, representatives of Omnicare and PharMerica and their respective financial and legal advisors met to discuss the topics outlined in Mr. Weishar’s letter of December 9, 2011.  At such meeting, representatives of PharMerica presented PharMerica’s estimate of the potential synergies of the proposed transaction.  In response to questions from PharMerica, Omnicare’s legal representatives stated that the timing of the FTC’s review process was consistent with what has been publicly disclosed and that Omnicare was continuing to work with the FTC to enable the FTC to complete its investigation by January 19, 2012 (the date previously agreed with the FTC as the earliest date upon which Omnicare would close the transaction unless the FTC closed its investigation earlier).  Mr. Figueroa stated that Omnicare was unable to further discuss the FTC process given the limited nature of the CA-JDA.  While the meeting concluded with the parties tentatively agreeing that they would contact each other on or about January 19, 2012, the meeting resulted in no progress toward an agreement.  Also, Omnicare has not been provided access to any additional due diligence material.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(O)	Press Release issued by Omnicare, Inc. on December 16, 2011.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of December 16, 2011 that the information set forth in this statement is true, complete and correct.

PHILADELPHIA ACQUISITION SUB, INC.

By:	/s/ John G. Figueroa
Name: John G. Figueroa
Title: President

OMNICARE, INC.

By:	/s/ John G. Figueroa
Name: John G. Figueroa
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 7, 2011.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement published on September 7, 2011.*
(a)(5)(A)	Press Release issued by Omnicare, Inc. on September 7, 2011 announcing the commencement of the Offer.*
(a)(5)(B)

Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 23, 2011).

(a)(5)(C)	Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 24, 2011).
(a)(5)(D)	Press Release issued by Omnicare, Inc. on August 25, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).
(a)(5)(E)	Excerpt of transcript of conference attended by Omnicare, Inc. on September 8, 2011.*
(a)(5)(F)	Investor Presentation dated September 2011.*
(a)(5)(G)	Press Release issued by Omnicare, Inc. on September 23, 2011.*
(a)(5)(H)	Letter from Omnicare, Inc. to the stockholders of PharMerica Corporation dated September 30, 2011.*
(a)(5)(I)	Press Release issued by Omnicare, Inc. on October 5, 2011.*
(a)(5)(J)	Excerpt of transcript of conference call held by Omnicare, Inc. on October 25, 2011 regarding Omnicare’s third quarter 2011 earnings release.*
(a)(5)(K)	Press Release issued by Omnicare, Inc. on October 26, 2011.*
(a)(5)(L)	Statement issued by Omnicare, Inc. on November 15, 2011.*
(a)(5)(M)	Press Release issued by Omnicare, Inc. on November 21, 2011.*
(a)(5)(N)	Press Release issued by Omnicare, Inc. on December 5, 2011.*
(a)(5)(O)	Press Release issued by Omnicare, Inc. on December 16, 2011.
(b)(1)

Credit Agreement, dated August 24, 2011, by and among Omnicare, Inc., the lenders named therein, SunTrust Bank, as Administrative Agent, JP Morgan Chase Bank, N.A., as Syndication Agent and Barclays Bank PLC, Goldman Sachs Bank USA and Bank of America, N.A., as Co-Documentation Agents (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.